DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,866,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

560,200

8. SHARED VOTING POWER

66,600

9. SOLE DISPOSITIVE POWER

1,251,700
_________________________________________________________

10. SHARED DISPOSITIVE POWER
614,800

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,866,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

614,800

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
614,800

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

614,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.43%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on March 31, 2006.  This Amendment No.
1
amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip
Goldstein and Andrew Dakos, both principals of Bulldog
Investors, Park 80 West, Plaza Two, Saddle Brook, NJ 07663.
Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed 2/28/06 there were 25,300,262 shares of AMF outstanding as of 1/27/06. The percentage set forth in item
5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,866,500 shares of AMF or 7.38% of the outstanding shares.


Power to dispose of securities resides solely with Mr.
Goldstein for 1,251,700 shares. Power to vote securities resides solely with Mr. Goldstein for 560,200 shares and jointly for 66,600 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 614,800 shares.
Power to vote securities resides solely with Mr. Dakos for 614,800 shares.

  c)   During the past 60 days the following shares of AMF were
     purchased,unless previously reported (there were no sales):
DATE	# SHARES BOT	 PRICE
5/17/2006	800	 $                    3.36
5/17/2006	50000	 $                    3.38
5/16/2006	300	 $                    3.38
5/15/2006	21700	 $                    3.41
5/15/2006	10000	 $                    3.41
5/15/2006	4400	 $                    3.42
5/12/2006	4500	 $                    3.41
5/11/2006	5600	 $                    3.43
5/10/2006	9800	 $                    3.43
5/10/2006	5000	 $                    3.44
5/10/2006	6200	 $                    3.44
5/10/2006	3000	 $                    3.44
5/9/2006	14100	 $                    3.42
5/8/2006	5200	 $                    3.43
5/8/2006	5200	 $                    3.43
5/5/2006	5600	 $                    3.43
4/25/2006	10000	 $                    3.45
4/25/2006	2300	 $                    3.45
4/25/2006	7600	 $                    3.45
4/25/2006	2400	 $                    3.45
4/19/2006	6000	 $                    3.46
4/19/2006	3200	 $                    3.46
4/19/2006	8000	 $                    3.46
4/18/2006	7000	 $                    3.46
4/18/2006	5000	 $                    3.46
4/18/2006	3000	 $                    3.46
4/18/2006	5000	 $                    3.46
4/17/2006	1900	 $                    3.46
4/17/2006	5000	 $                    3.46
4/13/2006	5500	 $                    3.46
4/13/2006	7600	 $                    3.46
4/13/2006	2400	 $                    3.46
4/12/2006	14700	 $                    3.45
4/12/2006	3000	 $                    3.45
4/11/2006	200	 $                    3.44
4/11/2006	5000	 $                    3.44
4/10/2006	15000	 $                    3.48
4/10/2006	2500	 $                    3.48
4/10/2006	5000	 $                    3.49
4/7/2006	50000	 $                    3.49
4/7/2006	10000	 $                    3.49
4/7/2006	32000	 $                    3.49
4/7/2006	8000	 $                    3.49
4/7/2006	5000	 $                    3.48
4/7/2006	9550	 $                    3.48
4/7/2006	3700	 $                    3.47
4/5/2006	40500	 $                    3.49
4/5/2006	5000	 $                    3.49
4/5/2006	5000	 $                    3.49
4/5/2006	3000	 $                    3.49
4/5/2006	3000	 $                    3.50
4/3/2006	9600	 $                    3.49





  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NONE.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/17/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos